SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 4

to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

BANK OF AMERICA CORPORATION

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Depositary shares representing fractional interests in:
Floating Rate Non-Cumulative Preferred Stock, Series E	060505815
Floating Rate Non-Cumulative Preferred Stock, Series 5	060505583
Floating Rate Non-Cumulative Preferred Stock, Series 1	060505633
Floating Rate Non-Cumulative Preferred Stock, Series 2	060505625
6.375% Non-Cumulative Preferred Stock, Series 3	060505617
6.625% Non-Cumulative Preferred Stock, Series I	060505740
7.25% Non-Cumulative Preferred Stock, Series J	060505724
8.20% Non-Cumulative Preferred Stock, Series H	060505765
8.625% Non-Cumulative Preferred Stock, Series 8	060505559
(Title of Class of Securities)	(CUSIP Numbers of Class of Securities)

Edward P. O’Keefe

Acting General Counsel

Bank of America Corporation

100 North Tryon Street

Charlotte, North Carolina 28255

(704) 386-5681

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

With a Copy to:

Boyd C. Campbell, Jr., Esq.

Richard W. Viola, Esq.

McGuireWoods LLP

201 N. Tryon Street

Charlotte, NC 28202

(704) 343-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$7,536,150,800.00	$420,517.21

*

Calculated solely for purposes of calculating the filing fee. The amount is calculated by adding the sum of: (1) the product of (a) $10.06, the average of the high and low price per depositary share representing 1/1,000th of an interest in Bank of America Corporation’s Floating Rate Non-Cumulative Preferred Stock, Series E (“Series E Depositary Shares”) reported by the New York Stock Exchange (“NYSE”) on May 26, 2009, and (b) 81,000,000 Series E Depositary Shares, (2) the product of (a) $9.99, the average of the high and low price per depositary share representing 1/1,200th of an interest in Bank of America Corporation’s Floating Rate Non-Cumulative Preferred Stock, Series 5 (“Series 5 Depositary Shares”) reported by the NYSE on May 26, 2009, and (b) 60,000,000 Series 5 Depositary Shares, (3) the product of (a) $8.68, the average of the high and low price per depositary share representing 1/1,200th of an interest in Bank of America Corporation’s Floating Rate Non-Cumulative Preferred Stock, Series 1 (“Series 1 Depositary Shares”) reported by the NYSE on May 26, 2009, and (b) 25,200,000 Series 1 Depositary Shares, (4) the product of (a) $8.88, the average of the high and low price per depositary share representing 1/1,200th of an interest in Bank of America Corporation’s Floating Rate Non-Cumulative Preferred Stock, Series 2 (“Series 2 Depositary Shares”) reported by the NYSE on May 26, 2009, and (b) 44,400,000 Series 2 Depositary Shares, (5) the product of (a) $13.82, the average of the high and low price per depositary share representing 1/1,200th of an interest in Bank of America Corporation’s 6.375% Non-Cumulative Preferred Stock, Series 3 (“Series 3 Depositary Shares”) reported by the NYSE on May 26, 2009, and (b) 32,400,000 Series 3 Depositary Shares, (6) the product of (a) $14.93, the average of the high and low price per depositary share representing 1/1,000th of an interest in Bank of America Corporation’s 6.625% Non-Cumulative Preferred Stock, Series I (“Series I Depositary Shares”) reported by the NYSE on May 26, 2009, and (b) 22,000,000 Series I Depositary Shares, (7) the product of (a) $16.46, the average of the high and low price per depositary share representing 1/1,000th of an interest in Bank of America Corporation’s 7.25% Non-Cumulative Preferred Stock, Series J (“Series J

Depositary Shares”) reported by the NYSE on May 26, 2009, and (b) 41,400,000 Series J Depositary Shares, (8) the product of (a) $17.97, the average of the high and low price per depositary share representing 1/1,000th of an interest in Bank of America Corporation’s 8.20% Non-Cumulative Preferred Stock, Series H (“Series H Depositary Shares”) reported by the NYSE on May 26, 2009, and (b) 117,000,000 Series H Depositary Shares, and (9) the product of (a) $18.24, the average of the high and low price per depositary share representing 1/1,200th of an interest in Bank of America Corporation’s 8.625% Non-Cumulative Preferred Stock, Series 8 (“Series 8 Depositary Shares”) reported by the NYSE on May 26, 2009, and (b) 106,920,000 Series 8 Depositary Shares. The number of depositary shares for each series listed above represents the maximum number of depositary shares of such series that are subject to the exchange offer to which this Schedule TO relates.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $55.80 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $420,517.21	Filing Party: Bank of America Corporation
Form or Registration No.: Schedule TO	Date Filed: May 28, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on May 28, 2009, as amended on June 3, 2009, June 9, 2009 and June 24, 2009 (the “Schedule TO”), by Bank of America Corporation (the “Company”), a Delaware corporation, pursuant to Section 13(e)-4 of the Securities Exchange Act of 1934, as amended, which relates to the Company’s offers to exchange up to 200,000,000 newly-issued shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”) for outstanding depositary shares (the “Depositary Shares”), representing fractional interests in shares of certain series of preferred stock (the “Preferred Stock”) of the Company, made on the terms and subject to the conditions set forth in the Offer to Exchange (as supplemented or amended, the “Offer to Exchange”) and the related Letter of Transmittal (which together constitute the “Exchange Offer”), which are filed as exhibits (a)(1)(A(i) and (a)(1)(A)(ii), respectively, to the Schedule TO. The series of the Company’s Preferred Stock in which the Depositary Shares represent fractional interests and which are subject to the Exchange Offer are: Floating Rate Non-Cumulative Preferred Stock, Series E (the “Series E Preferred Stock”); Floating Rate Non-Cumulative Preferred Stock, Series 5 (the “Series 5 Preferred Stock”); Floating Rate Non-Cumulative Preferred Stock, Series 1 (the “Series 1 Preferred Stock”); Floating Rate Non-Cumulative Preferred Stock, Series 2 (the “Series 2 Preferred Stock”); 6.375% Non-Cumulative Preferred Stock, Series 3 (the “Series 3 Preferred Stock”); 6.625% Non-Cumulative Preferred Stock, Series I (the “Series I Preferred Stock”); 7.25% Non-Cumulative Preferred Stock, Series J (the “Series J Preferred Stock”); 8.20% Non-Cumulative Preferred Stock, Series H (the “Series H Preferred Stock”); and 8.625% Non-Cumulative Preferred Stock, Series 8 (the “Series 8 Preferred Stock”). The Exchange Offer consists of separate offers for the Depositary Shares representing each series of Preferred Stock. The information contained in the Offer to Exchange and the related Letter of Transmittal is amended and supplemented by the information set forth in this Amendment. This Amendment is the final amendment to the Schedule TO and is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended.

Item 4. Terms of the Transaction

Item 4(a) of the Schedule TO is hereby amended and supplemented by inserting the following paragraph at the end thereof:

On June 25, 2009, the Company issued two press releases announcing the preliminary and final results of its Exchange Offer, which expired at 12:00 midnight, New York City time, on June 24, 2009. Copies of the press releases announcing the preliminary and final results of the Exchange Offer are filed herewith as Exhibits (a)(5)(C) and (a)(5)(D), respectively, and are incorporated herein by reference.

Item 12. Exhibits.

Item 12 of Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(C)	Press Release issued on June 25, 2009 announcing the preliminary results of the Exchange Offer.
(a)(5)(D)	Press Release issued on June 25, 2009 announcing the final results of the Exchange Offer.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANK OF AMERICA CORPORATION
By:	/s/ Joe L. Price
Joe L. Price
Chief Financial Officer

Dated: June 25, 2009

4

EXHIBIT INDEX

(a)(1)(A)(i)	Offer to Exchange, dated May 28, 2009.*
(a)(1)(A)(ii)	Letter of Transmittal.*
(a)(1)(B)	Form of Letter to The Depository Trust Company Participants.*
(a)(1)(C)	Form of Letter to Clients.*
(a)(1)(D)	Press Release issued on May 28, 2009.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press Release issued on June 2, 2009 (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 8-K filed with the SEC on June 2, 2009).*
(a)(5)(B)	Press Release issued on June 23, 2009.*
(a)(5)(C)	Press Release issued on June 25, 2009 announcing the preliminary results of the Exchange Offer.
(a)(5)(D)	Press Release issued on June 25, 2009 announcing the final results of the Exchange Offer.
(b)	Not applicable.
(d)(1)	Deposit Agreement, dated as of October 30, 2006, by and among the Company, Computershare Shareholder Services, Inc., Computershare Trust Company, N.A., and the Holders from time to time of the depositary receipts described therein (relating to the Series E Preferred Stock) (incorporated herein by reference to Exhibit 4.1 of the Company’s current report on Form 8-K filed with the SEC on November 6, 2006).*
(d)(2)	Deposit Agreement, dated as of September 20, 2007, by and among the Company, Computershare Inc., Computershare Trust Company, N.A., and the Holders from time to time of the depositary receipts described therein (relating to the Series I Preferred Stock) (incorporated herein by reference to Exhibit 4.1 of the Company’s current report on Form 8-K filed with the SEC on September 26, 2007).*
(d)(3)	Deposit Agreement, dated as of November 14, 2007, by and among the Company, Computershare Inc., Computershare Trust Company, N.A., and the Holders from time to time of the depositary receipts described therein (relating to the Series J Preferred Stock) (incorporated herein by reference to Exhibit 4.1 of the Company’s current report on Form 8-K filed with the SEC on November 20, 2007).*
(d)(4)	Deposit Agreement, dated as of May 20, 2008, by and among the Company, Computershare Inc., Computershare Trust Company, N.A., and the Holders from time to time of the depositary receipts described therein (relating to the Series H Preferred Stock) (incorporated herein by reference to Exhibit 4.1 of the Company’s current report on Form 8-K filed with the SEC on May 23, 2008).*
(d)(5)	Assignment, Assumption and Amendment Agreement by and among the Company, Merrill Lynch, and the Bank of New York Mellon Corporation, as Depositary, dated December 31, 2008 (incorporated herein by reference to Exhibit 4.25 of the Company’s registration statement on Form 8-A filed with the SEC on January 2, 2009).*
(d)(6)	Deposit Agreement, dated as of March 20, 2007, by and among Merrill Lynch, The Bank of New York Mellon (as successor to The Bank of New York, N.A.) and the Holders from Time to Time of Depositary Receipts (relating to the Series 5 Preferred Stock) (incorporated by reference to Exhibit 4(m) of the Company’s registration statement on Form S-4/A filed with the SEC on October 22, 2008).*
(d)(7)	Deposit Agreement, dated as of November 1, 2004, by and among Merrill Lynch, The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A.), as depositary, and the Holders from Time to Time of Depositary Receipts (relating to the Series 1 Preferred Stock) (incorporated by reference to Exhibit 4(i) of the Company’s registration statement on Form S-4/A filed with the SEC on October 22, 2008).*

i

(d)(8)	Deposit Agreement, dated as of March 14, 2005, by and among Merrill Lynch, The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A.), as depositary, and the Holders from Time to Time of Depositary Receipts (relating to the Series 2 Preferred Stock) (incorporated by reference to Exhibit 4(j) of the Company’s registration statement on Form S-4/A filed with the SEC on October 22, 2008).*
(d)(9)	Deposit Agreement, dated as of November 17, 2005, by and among Merrill Lynch, The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A.) and the Holders from Time to Time of Depositary Receipts (relating to the Series 3 Preferred Stock) (incorporated by reference to Exhibit 4(k) of the Company’s registration statement on Form S-4/A filed with the SEC on October 22, 2008).*
(d)(10)	Deposit Agreement, dated as of April 29, 2008, by and among Merrill Lynch, The Bank of New York Mellon (as successor to The Bank of New York) and the Holders from Time to Time of Depositary Receipts (relating to the Series 8 Preferred Stock) (incorporated by reference to Exhibit 4(p) of the Company’s registration statement on Form S-4/A filed with the SEC on October 22, 2008).*
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.

ii